SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

NYMOX PHARMACEUTICAL CORPORATION
(Name of Issuer)

Common Shares
(Title of Class of Securities)

67076P102
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[  ]           Rule 13d-1(b)
[x]           Rule 13d-1(c)
[  ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67076P102
1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Hal Pettigrew
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ x ]
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 1,633,650
	6	Shared Voting Power 12,000
	7	Sole Dispositive Power 1,633,650
	8	Shared Dispositive Power 12,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,645,650
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 5.48%
12	Type of Reporting Person (See Instructions) IN

Item 1(a)	Name of Issuer:

Nymox Pharmaceutical Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

9900 Cavendish Blvd.
St. Lauren, QC, Canada H4M 2V2

Item 2(a)	Names of Person Filing:

Hal Pettigrew

Item 2(b)	Address of Principal Business Office or, if none, Residence:

2311 Cedar Springs Road, Suite 100, Dallas, Texas 75201

Item 2(c)	Citizenship:

United States of America

Item 2(d)	Title of Class of Securities:

Common Shares

Item 2(e)	CUSIP Number:

67076P102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 1,645,650 shares

(b)	Percent of Class: 5.48%

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote	1,633,650
	(ii) Shared power to vote or to direct the vote	12,000
	(iii) Sole power to dispose or to direct the disposition of	1,633,650
	(iv) Shared power to dispose or to direct the disposition of	12,000

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The reporting person beneficially owns an aggregate of 1,645,650 common shares (the “Shares”) of the Issuer, which includes the following Shares in which the reporting may be deemed to have shared voting or dispositive power:  (i) 275,400 Shares held in or managed by various trusts, of which 12,000 Shares are held in trusts in which the reporting person is co-trustee, and (ii) 242,600 Shares held by a profit sharing plan in which the reporting person has an interest.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

(a) Not Applicable.

(b)   By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:               March 18, 2009

/s/ Hal Pettigrew
Hal Pettigrew